Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     ARC Resources Ltd./ARC Energy Trust Announce the November 2008 increase to the ARX Exchangeable Shares Exchange Ratio

     CALGARY, Dec. 1 /CNW/ - (AET.UN and ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 2.49032 to 2.51668. Such increase will be effective on December 15, 2008.
     The following are the details on the calculation of the exchange ratio:

     <<
     -------------------------------------------------------------------------
                                    10 day
                                   weighted
                                   average
                                   trading              Effective
     Record                ARC      price                date of
     date of              Energy   of AET.UN               the       Exchange
     ARC Energy           Trust   (prior to   Increase   increase     ratio
     Trust      Opening  distrib-  the end       in         in        as of
     distrib-   exchange   ution    of the    exchange   exchange   effective
     ution       ratio   per unit   month)    ratio(xx)    ratio       date
     -------------------------------------------------------------------------
     November                                            December
     30,2008    2.49032    $0.20   $18.8914    0.02636   15, 2008    2.51668
     -------------------------------------------------------------------------

     (xx) The increase in the exchange ratio is calculated by dividing the ARC
     Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.
     >>

     A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in
Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is 1-800-564-6253 and their website is www.computershare.com.

     <<
     ARC RESOURCES LTD.
     John P. Dielwart,
     President and Chief Executive Officer
     >>

     %SEDAR: 00001245E          %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600 Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd. 2100, 440 - 2nd Avenue S.W., Calgary, AB,
T2P 5E9/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 12:44e 01-DEC-08